UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ryde Group Ltd (the “Company”) will hold an extraordinary general meeting of shareholders (the “EGM”) at 9:00 a.m., Singapore time, on September 29, 2026, at 7500A Beach Road, #16-310, The Plaza, Singapore 199591. Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on August 13, 2026 (U.S. Eastern Time) are entitled to notice of, and to vote at, the EGM. At the EGM, shareholders will be asked to consider and, if thought fit, approve (i) the adoption of the fourth amended and restated memorandum and articles of association of the Company, (ii) an increase in the Company’s authorized share capital, (iii) a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-150, to be effected on December 4, 2026, (iv) the related treatment of fractional entitlements, (v) the conditional adoption of the fifth amended and restated memorandum and articles of association with effect from the effective time of the reverse share split, and (vi) related matters, in each case as further described in the notice of the EGM (the “EGM Notice”) attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K (this “Report”). The form of the fourth amended and restated memorandum and articles of association proposed to be adopted at the EGM is attached as Exhibit 99.2 to this Report.

The Company has adopted a notice and access model for the distribution of the EGM materials. On or about August 21, 2026, the Company, through Broadridge, will commence mailing to shareholders a proxy card and a Notice of Internet Availability of Proxy Materials directing shareholders to a website where the EGM materials may be accessed and voting instructions submitted, and printed copies of the EGM materials will be mailed to shareholders who request them. Copies of the proxy card and the Notice of Internet Availability of Proxy Materials are attached as Exhibits 99.3 and 99.4 to this Report, respectively.

The Company is also furnishing as Exhibit 99.5 to this Report a corrected copy of its third amended and restated memorandum and articles of association, adopted by special resolution on September 14, 2023 and currently in effect (the “Current M&A”). The version of the Current M&A previously filed with the U.S. Securities and Exchange Commission contained clerical paragraph numbering errors; the corrected copy furnished herewith conforms the numbering to the version adopted by the shareholders, with no substantive changes. A comparison showing the changes of the proposed fourth amended and restated memorandum and articles of association against the corrected Current M&A is attached as Exhibit 99.6 to this Report.

Exhibit Index

Exhibit Index	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Fourth Amended and Restated Memorandum and Articles of Association proposed to be adopted at the Extraordinary General Meeting
99.3	Proxy Form
99.4	Notice of Internet Availability of Proxy Materials
99.5	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (corrected copy)
99.6	Comparison of the form of Fourth Amended and Restated Memorandum and Articles of Association against the Third Amended and Restated Memorandum and Articles of Association (as corrected)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: August 21, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer